Exhibit 99.1

TC BioPharm (Holdings) plc

(a public limited incorporated and registered in Scotland

under the Companies Act 2006 with registered number SC713098)

Maxim 1,2 Parklands Way, Holytown, Motherwell, Scotland, ML1 4WR

July 1, 2024

Notice of 2024 Annual General Meeting

Dear Shareholder,

2024 Annual General Meeting of the shareholders of TC BioPharm (Holdings) plc (the “AGM” or “Meeting”)

Our proposed 2024 Annual General Meeting, which was convened for July 1, 2024, was adjourned indefinitely by the chairman at the meeting, earlier today, in accordance with our Articles of Association because, whilst the meeting was quorate under our Articles of Association and UK law, it did not reach the quorum required for a shareholders’ meeting under the Nasdaq Stock Market LLC (“Nasdaq”) rules applicable to a U.S. domestic registrant, and therefore no business could be conducted at that meeting.

We are therefore now announcing a newly convened 2024 Annual General Meeting (‘AGM’) of TC BioPharm (Holdings) plc (the “Company”), which will be held as a physical meeting at 15:00 UK (BST) time on Wednesday July 24, 2024, at Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR, United Kingdom.

The formal notice of AGM set out in this document (the “Notice of AGM”) contains, on the following page, the shareholder resolutions to be proposed and voted on at the AGM.

We recently announced that the Company will no longer be treated as a U.S. Domestic Registrant and, as such, the quorum rules of Nasdaq, which are referred to above, no longer apply to the Company. As a result, in accordance with our Articles of Association, a quorum will be present at the AGM if two shareholders of the Company entitled to vote are present in person or by proxy at the meeting.

We are holding our AGM as a physical meeting of shareholders and are therefore unable to offer shareholders online voting facilities during the AGM. It is important that shareholders do still cast their votes in respect of the business of the AGM. We strongly encourage all shareholders to complete and return a proxy form appointing the Chair of the Meeting, as proxy. Further information on how to appoint a proxy is detailed from pages 7 to 14 of this Notice of AGM. To allow the voting preferences of all shareholders to be taken into account, a poll will be conducted on all resolutions proposed in this Notice of AGM. The results of the voting will be posted on the Company’s website as soon as practicable after the Meeting.

Action to be taken

Ordinary Shareholders

If you are a holder of ordinary shares in the Company, please vote on the resolutions by appointing a proxy in accordance with the instructions set out from pages 7 to 14 of the Notice of AGM. A form of proxy for use by ordinary shareholders at the AGM is enclosed.

You are strongly encouraged to appoint the Chair of the AGM as your proxy.

You are advised to complete and return the form of proxy in accordance with the instructions printed on it so as to arrive at the Company’s registered office (Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR) marked for the attention of the Company Secretary as soon as possible, but in any event no later than 15:00] (UK time) (10:00 Eastern Time) on July 22, 2024 . CREST members who wish to appoint a proxy or give instructions through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST manual.

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ADS Holders

If you are a holder of ADS in the Company, you will not be able to attend the ordinary shareholder’s meeting as it is a meeting of ordinary shareholders, but you will be able to cast your vote on the resolutions in accordance with the Depositary Agreement with Bank New York Mellon who holds on your behalf, via its trustee, the ordinary shares which underlie your ADSs and which you are able to cast votes in respect of. Please vote on the resolutions in accordance with the instructions set out from pages 7 to 14 of the Notice of AGM. A form of proxy for use by ADS holders will be sent to the brokerage firm, bank or nominee through which you hold your ADS by the Depositary and the Depositary will accumulate all votes and pass them onto the Company in a summary form for adding into the polled votes.

Recommendation

You will find an explanatory note accompanying each of the various resolutions which are set out in the Notice of AGM. Your Board considers that the proposed resolutions in the Notice of AGM are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. Accordingly, your Board unanimously recommend that shareholders vote in favour of the resolutions.

Thank you for your ongoing support of the Company.

Yours sincerely

Arlene Morris

Chairperson

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TC BioPharm (Holdings) plc

(a public limited incorporated and registered in Scotland

under the Companies Act 2006 with registered number SC713098)

Maxim 1,2 Parklands Way, Holytown, Motherwell, Scotland, ML1 4WR

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 24, 2024

NOTICE is hereby given that the 2024 Annual General Meeting (the “AGM”) of TC BioPharm (Holdings) plc, a public limited company incorporated and registered in Scotland (referred to herein as the “Company,” “we,” “us” and “our”), will be held on Wednesday, July 24, 2024, at 3:00 p.m. London time, at Maxim 1,2 Parklands Way, Holytown, Motherwell, Scotland, ML1 4WR, for transaction of the following business:

Ordinary Resolutions

1.	To receive the Company’s annual report and audited financial statements for the year ended December 31, 2023 (the “2023 U.K. Annual Report”).

2.	To receive and approve the Directors’ Remuneration Report for the year ended December 31, 2023, which is set forth in the 2023 U.K. Annual Report.

3.	To ratify the appointment of Marcum LLP, as our U.S. independent registered public accounting firm for the year ending December 31, 2024.

4.	To re-appoint Ecovis Wingrave Yeats (“Ecovis”) as our U.K. statutory auditor of the Company, to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the Company.

5.	To authorise the Audit Committee to determine the remuneration of the U.K. statutory auditor for the year ending December 31, 2024.

6.	To adjourn the AGM to a later date or dates (and on more than one occasion), if necessary, to permit further solicitation of proxies if, at the time of the Meeting, there are insufficient persons present in person and/or by proxy at the Meeting to pass any of the Ordinary Resolutions set forth herein.

The results of any polls taken on the resolutions at the Meeting and any other information required by the U.K. Companies Act 2006 will be made available on our website (www.tcbiopharm.com) as soon as reasonably practicable following the Meeting and for the required period thereafter.

Please refer to the attached proxy statement for detailed information on each of the resolutions, which are set forth in the attached proxy statement as resolutions 1 through 6. We encourage you to read the proxy statement in its entirety before voting. Our board of directors has approved each resolution and recommends that shareholders entitled to vote at the AGM vote in favor of each of the resolutions.

Resolutions 1 through 6 will be proposed as ordinary resolutions and under Scottish law, assuming that a quorum is present, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution. For the purposes of the AGM under our Articles of Association, a quorum will be present if two shareholders of the Company entitled to vote are present in person or by proxy at the General Meeting.

Voting on all resolutions at the AGM will be conducted by way of a poll, rather than a show of hands.

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Only those ordinary shareholders of record as of 6:00 p.m. London time on July 22, 2024 will be entitled to attend, speak and vote at the AGM. Ordinary shareholders attending the AGM will have the right to ask questions at the AGM in accordance with the Companies Act 2006 (the “Companies Act”).

NOTES FOR ADS HOLDERS

You are entitled to exercise your vote as a holder of an interest in the capital of the Company represented by ADSs if you or your brokerage firm, bank or nominee is registered as a holder of ADSs at 17:00 Eastern Standard Time on May 31, 2024 (the “Record Date” for ADS holders).

Beneficial Holders:

If you hold ADSs through a brokerage firm, bank or nominee by the Record Date, the materials for ADS holders, including the ADS proxy card, will be sent to that organisation. The organisation holding your account is considered the ADS holder of record. Please reach out to that organisation to provide your voting instructions.

Registered Holders:

If your ADSs are registered under your name directly with The Bank of New York Mellon’s Transfer Agent, Computershare, you will receive the ADS proxy card and materials directly to the address as maintained in your account with Computershare.

Please note that ADS proxy cards submitted by ADS holders must be received by The Bank of New York Mellon, no later than 12:00pm Eastern Standard Time on July 19, 2024.

The Bank of New York Mellon will collate all votes properly submitted by ADS holders and submit a vote on behalf of all ADS holders.

Your vote is important, regardless of the number of shares or American Depositary Shares (“ADSs”) you own. Holders of ordinary shares who attend the AGM in person will be able to vote during the AGM. However, to make sure your shares are represented at the AGM, please vote as soon as possible. Holders of ordinary shares entitled to attend and vote at the AGM are entitled to appoint a proxy (or, if they hold more than one ordinary share, proxies) to exercise all or any of their rights to attend, speak and vote at the AGM. Such proxy need not be one of our shareholders of record. Holders of our ordinary shares may vote by proxy either over the internet or by returning a form of by proxy no later than 2:30 p.m. London time on Monday, July 22, 2024. In addition, you may be able to appoint a proxy electronically via the CREST electronic proxy appointment service or the Proxymity platform. You may revoke your proxy in the manner described in the accompanying proxy statement. Holders of our ADSs may vote by following the voting instructions in the attached proxy statement.

The results of the polls taken on the resolutions at the AGM and any other information required by the Companies Act will be made available on our website (https://ir.tcbiopharm.com) as soon as reasonably practicable following the AGM and available for the required period thereafter. The results will also be announced by the filing of a Current Report on Form 6-K with the U.S. Securities and Exchange Commission. The inclusion of our website address here and elsewhere in the attached proxy statement does not include or incorporate by reference the information on our website into this Notice or the proxy statement.

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By Order of the Board

on behalf of Computershare Company Secretarial Services Limited,

Company Secretary

July 1, 2024

Registered office

Maxim 1,

2 Parklands Way,

Holytown,

Motherwell,

Scotland,

ML1 4WR

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting of Shareholders to Be Held on Wednesday, July 24, 2024 at 3:00 p.m. London time, at Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland, ML1 4WR.

The proxy statement and 2023 U.K. Annual Report to shareholders are available at https://ir.tcbiopharm.com.

Information included on our website, other than the proxy materials, is not part of our proxy soliciting materials.

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TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING	7

RESOLUTION 1
To receive the Company’s Annual Report and audited financial statements for the year Ended December 31, 2023 (The “2023 U.K. Annual Report”).	15

RESOLUTION 2
To receive and approve the Directors’ remuneration report for the year ended December 31, 2023, which is set forth in the 2023 U.K. Annual Report	16

RESOLUTION 3
To ratify the appointment of Marcum LLP, as our U.S. independent registered public accounting firm for the year ending December 31, 2024.	17

RESOLUTION 4
To re-appoint Ecovis Wingrave Yeats (“Ecovis”) as our UK statutory auditor of the company, to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the company at which the company’s financial statements are laid before the company.	18

RESOLUTION 5
Authorization for the audit committee to determine the U.K. statutory auditors’ remuneration for the year ending December 31, 2024.	19

RESOLUTION 6
Authorization to adjourn the General Meeting if necessary or appropriate.	20

DELIVERY OF PROXY MATERIALS	21

ADDITIONAL INFORMATION	22

FORM OF PROXY FOR ORDINARY SHAREHOLDERS	24

FORM OF PROXY FOR ADS SHAREHOLDERS	26

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QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

We have sent you this proxy statement and the enclosed form of proxy because the board of directors of TC BioPharm (Holdings) plc is soliciting your proxy to vote at our upcoming annual general meeting of shareholders (the “AGM”). As used in this proxy statement, references to “we,” “us,” “our” and “TC BioPharm” refer to TC BioPharm (Holdings) plc.

The Notice of 2024 Annual General Meeting, this proxy statement, the form of proxy and our U.K. statutory annual accounts and reports for the year ended December 31, 2023 (“2023 U.K. Annual Report”),” (collectively the “Proxy Materials”), are available on our website and, in the case of our ordinary shareholders of record were mailed, or emailed (in the case of non U.K. resident shareholders) on or about July 1, 2024.

While this proxy statement is made available to our ordinary shareholders of record, this document will also be sent to holders of our American Depositary Shares (“ADSs”) for the first time on or about July 10, 2024, and contains information relevant to holders of ADSs.

When is the AGM?

The AGM will be held on Wednesday, July 24, 2024, at 3:00 p.m. London time, at Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland, ML1 4WR. The AGM will be held in person.

Why am I receiving these materials?

We have made the Proxy Materials available to you because you are an ordinary shareholder of record and our board of directors is soliciting your proxy to vote at the AGM, including at any adjournments or postponements thereof. You do not need to attend the AGM in person to vote your shares.

To submit your proxy, simply follow the instructions in this proxy statement. In addition, you may also be able to appoint a proxy electronically via the CREST electronic proxy appointment service or the Proxymity platform. In addition, if you have elected to receive communications from us in hard-copy form, you can vote by completing and returning the paper form of proxy enclosed with this document to Computershare Investor Services PLC (“Computershare”).

All proxies, however submitted, must be lodged with our registrar, Computershare, by no later than 3:00 p.m. London time on Monday, July 22, 2024.

Who can vote at the AGM?

Ordinary Shareholders of Record

Only ordinary shareholders of record registered in the register of members at 6:00 p.m. London time on Thursday, July 22, 2024, will be entitled to vote at the AGM. As of June 28, 2024 (being the last practicable date before the circulation of this proxy statement), there were 98,902,641 ordinary shares issued and outstanding and entitled to vote. As an ordinary shareholder of record, you may vote at the AGM or by proxy. We encourage you to vote prior to the AGM by proxy over the internet or by mail or, if applicable, via the CREST electronic proxy appointment service or the Proxymity platform, as instructed below to ensure your vote is counted.

If, on or prior to July 22, 2024, you sell or transfer our ordinary shares that you currently hold, your form of proxy can no longer be used and if submitted (whether before or after you sell or transfer your ordinary shares) will be treated as invalid. Please pass this document to the person who arranged the sale or transfer for delivery to the purchaser or transferee. The purchaser or transferee should contact Computershare Company Secretarial Services Limited, Company Secretary, to request a new form of proxy for their use. Holders of our non-voting ordinary shares and deferred shares do not have the right to receive notice of, or to attend and vote at, the AGM in respect of such non-voting ordinary shares and deferred shares.

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Beneficial Owners of Ordinary Shares which are Registered in the Name of a Broker, Bank or Other Agent

If, on July 1, 2024, your ordinary shares were held in an account at a brokerage firm, bank or other similar organization and you are the beneficial owner of shares, these Proxy Materials should be forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the AGM. You are encouraged to provide voting instructions to your broker or other agent so that they may submit a proxy.

Holders of American Depositary Shares

If you or your brokerage firm, bank or nominee is registered as a holder of ADSs in the ADS register at 5:00 p.m. Eastern Daylight Time on May 31, 2024 (the record date for ADS holders), you are entitled to exercise your vote as a holder of an interest in our share capital represented by ADSs. If you hold ADSs through a brokerage firm, bank or nominee on July 1, 2024, the materials for ADS holders, including the ADS proxy card, will be sent to that organization. The organization holding your account is considered the ADS holder of record. Please reach out to that organization to provide your voting instructions.

Please note that ADS proxy cards submitted by ADS holders must be received by the depositary, The Bank of New York Mellon., no later than 10:00 a.m. Eastern Daylight Time on Friday, July 19, 2024. The Bank of New York Mellon will collate all votes properly submitted by ADS holders and submit a vote on behalf of all ADS holders.

What are the differences between ADS holders and ordinary shareholders?

The Bank of New York Mellon, as depositary, executes and delivers ADSs on our behalf. We are requesting The Bank of New York Mellon, which holds the ordinary shares represented by the ADSs, to seek ADS holders’ instructions as to voting for the AGM. As a result, ADS holders may instruct The Bank of New York Mellon, as depositary, to vote the ordinary shares represented by their ADSs.

Because we have asked The Bank of New York Mellon to seek the instructions of ADS holders, The Bank of New York Mellon will notify ADS holders of the upcoming vote and arrange to deliver the Proxy Materials to them. The Bank of New York Mellon, as depositary, then tries, as far as practicable, to vote the ordinary shares as our ADS holders instruct. We cannot guarantee that ADS holders will receive this proxy statement and the other proxy materials from The Bank of New York Mellon in time to permit them to instruct The Bank of New York Mellon, as depositary, to vote their shares. In addition, there may be other circumstances in which ADS holders may not be able to exercise voting rights. Furthermore, ADS holders can exercise their right to vote the ordinary shares underlying their ADSs by exchanging their ADSs for ordinary shares. Even though our shareholder meetings are announced in our filings with the SEC, ADS holders may not receive proxy materials about the AGM early enough to exchange their ADSs for ordinary shares.

ADS holders are not required to be treated as holders of ordinary shares and do not have the rights of holders of ordinary shares.

What is the difference between a shareholder of record and a beneficial owner?

These terms describe how your ordinary shares are held. If your ordinary shares are registered directly in our register of members maintained by Computershare, our registrar, you are a shareholder of record and the Proxy Materials are being sent directly, or otherwise being made available, to you. If your ordinary shares are held in the name of a broker, bank, or other nominee, you are a beneficial owner of the shares held by your broker, bank or other nominee and the Proxy Materials are being made available or forwarded to you by your broker, bank, or other nominee, who is treated as the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote your ordinary shares by following the instructions on the voting instructions provided to you by such broker, bank or other nominee.

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What are the requirements to approve each of the resolutions?

You may cast your vote for or against resolutions 1 through 6 or abstain from voting your shares on one or more of these resolutions.

Resolutions 1 through 6 will be proposed as ordinary resolutions. Under Scottish law, assuming that a quorum is present, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who are entitled to vote and vote on the resolution.

What are the voting recommendations of our board of directors regarding the resolutions?

The following table summarizes the items that will be brought for a vote of our shareholders at the AGM, along with the voting recommendations of our board of directors.

Resolution	Description of Resolution	Board’s Recommendation

1	To receive the Company’s annual report and audited financial statements for the year ended December 31, 2023 (the “2023 U.K. Annual Report”).	FOR

2	To receive and approve the Directors’ Remuneration Report for the year ended December 31, 2023, which is set forth in the 2023 U.K. Annual Report.	FOR

3	To ratify the appointment of Marcum LLP, as our U.S. independent registered public accounting firm for the year ending December 31, 2024.	FOR

4	To re-appoint Ecovis Wingrave Yeats (“Ecovis”) as our U.K. statutory auditor of the Company, to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the Company.	FOR

5	To authorise the Audit Committee to determine the remuneration of the U.K. statutory auditor for the year ending December 31, 2024.	FOR

6	To adjourn the AGM to a later date or dates (and on more than one occasion), if necessary, to permit further solicitation of proxies if, at the time of the Meeting, there are insufficient persons present in person and/or by proxy at the Meeting to pass any of the Ordinary Resolutions set forth herein.	FOR

What constitutes a quorum?

Under our Articles of Association, a quorum will be present if two shareholders of the Company entitled to vote are present in person or represented by proxy at the General Meeting.

If a quorum is not present within fifteen (15) minutes (or such longer interval as the Chairman of the AGM in their absolute discretion thinks fit) from the time appointed for holding a general meeting, or if a quorum ceases to be present during a meeting, the meeting shall be dissolved if convened on the requisition of shareholders. In any other case, the meeting shall stand adjourned to another day, (not being less than ten (10) clear days after the date of the original meeting), and at such time and place as the chairman (or, in default, the Board) may determine. If at such adjourned meeting a quorum is not present within fifteen (15) minutes from the time appointed for holding the meeting, one person entitled to vote on the business to be transacted, being a shareholder or a proxy for a shareholder or a duly authorised representative of a corporation which is a shareholder, shall be a quorum and any notice of an adjourned meeting shall state this.

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How do I vote my shares?

You may vote “FOR” or “AGAINST” or abstain from voting on the applicable resolution. The procedures for voting are as follows:

Ordinary Shareholders of Record

If you are an ordinary “shareholder of record,” you may vote at the AGM or by proxy. We urge you to vote by proxy over the internet or by mail or, if applicable, via the CREST electronic proxy appointment service or the Proxymity platform, as instructed below to ensure your vote is counted. You may also attend and vote at the AGM in person.

You may still attend the AGM and vote in person even if you have already voted by proxy.

You may appoint more than one proxy in relation to the AGM (provided that each proxy is appointed to exercise the rights attached to a different ordinary share(s)). To appoint more than one proxy, you should contact our registrar, Computershare. Such proxy need not be a shareholder of record but must attend the AGM to represent you for your vote to be counted. We encourage all shareholders to appoint the Chairman of the AGM, as their proxy.

You may vote using one of the following methods:

●	To vote on the internet, go to https://www.investorcentre.co.uk/eproxy to appoint a proxy electronically and follow the instructions (see instructions on form of proxy).

●	If you have received a hard-copy form of proxy simply complete, sign and date the enclosed form of proxy and return it promptly.

●	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM (and any adjournment of the AGM) by using the procedures described in the CREST Manual (available from www.euroclear.com). CREST Personal Members or other CREST Sponsored Members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & International Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Computershare (ID: 3RA50) by 3:00 p.m. London time (10:00 a.m. Eastern Daylight Time) on July 18, 2024. For this purpose, the time of receipt will be taken to mean the time (as determined by the timestamp applied to the message by the CREST application host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & International Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In addition, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. We may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

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●	You may also be able to appoint a proxy electronically via the Proxymity platform, a process to which we have agreed, and which has been approved by Computershare, our registrar. For further information regarding Proxymity, please go to www.proxymity.io. Before you can appoint a proxy via this process, you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy via the Proxymity platform.

●	To vote in person, come to the AGM and we will give you a poll card when you arrive.

All proxies (however submitted) must be lodged with Computershare, our registrar, by no later than 3:00 p.m. London time (10:00 a.m. Eastern Daylight Time) on July 22, 2024.

If you properly give instructions as to your proxy appointment by executing and returning a form of proxy, or by submitting your proxy online, and your proxy appointment is not subsequently revoked, your shares will be voted in accordance with your instructions. Where no specific instruction is given by you, your proxy may vote at their discretion or refrain from voting, as they see fit.

Beneficial Owners of Ordinary Shares which are Registered in the Name of a Broker, Bank or Other Agent

If your ordinary shares are held in an account at a brokerage firm, bank or similar organization, you should follow directions provided by your broker, bank or other nominee.

Holders of American Depositary Shares

If you are a holder of ADSs, you should follow the directions on the ADS proxy card you received.

Please note that ADS proxy cards submitted by ADS holders must be received by The Bank of New York Mellon. no later than 10:30 a.m. Eastern Daylight Time on July 19, 2024. The Bank of New York Mellon will collate all votes properly submitted by ADS holders and submit a vote on behalf of all ADS holders.

Holders of ADSs are not entitled to attend and vote at the AGM in person or via the electronic platform.

How will my ordinary shares or ADSs be voted if I do not specify how they should be voted?

If you sign and send your form of proxy but do not indicate how you want your ordinary shares to be voted, your shares may be voted by the person that you appoint as your proxy as he or she sees fit or such person may abstain in relation to any business of the AGM. As a reminder, we urge all shareholders to appoint the Chairman of the AGM as your proxy.

Can I change my vote or revoke a proxy?

An ordinary shareholder of record can revoke his, her or its proxy before 3:00 p.m. London time (10:00 a.m. Eastern Daylight Time) on July 22, 2024 (the deadline for submission of proxies) in one of the following ways:

●	entering a new vote over the internet;

●	submitting another signed form of proxy bearing a later date;

●	amending an instruction via the CREST electronic proxy appointment service;

●	if you are an institutional investor that has appointed a proxy electronically through Proxymity, by entering a new voting instruction via your voting platform;

●	an ordinary shareholder of record may change his or her vote by voting in person or electronically at the AGM.

If your ordinary shares are held in an account at a brokerage firm, bank or similar organization, you may change or revoke your voting instructions by contacting the broker, bank or other nominee holding the shares. See also “What if I plan to attend the AGM?”

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If you hold ADSs, directly or through a broker, bank or other nominee, you must follow the instructions provided by The Bank of New York Mellon or such broker, bank or other nominee if you wish to change your vote. The last instructions you submit prior to the deadline indicated by The Bank of New York Mellon or the broker, bank or other nominee, as applicable, will be used to instruct The Bank of New York Mellon how to vote your ADSs.

Who counts the votes?

Computershare has been engaged as our independent agent to tabulate shareholder votes. If you are an ordinary shareholder of record, you can return your executed form of proxy to Computershare for tabulation or submit your proxy electronically either over the Internet at www.investorcentre.co.uk/eproxy (see instructions on form of proxy), via the CREST electronic proxy appointment service or through Proxymity.

If you hold your ordinary shares through a broker, your broker will return the form of proxy to Computershare or directly submit your proxy to Computershare online.

If you are a holder of record of ADSs, you can return your executed ADS proxy card to The Bank of New York Mellon for tabulation. If you hold your ADSs through a broker, bank or other organization, that organization can return the ADS proxy card to The Bank of New York Mellon following your instruction. The Bank of New York Mellon will submit your votes to Computershare for tabulation.

How are votes counted?

Voting on all resolutions at the AGM will be conducted by way of a poll, rather than a show of hands. Votes will be counted by Computershare, who will separately count “FOR,” “AGAINST” and abstentions.

What is an “abstention” and how would it affect the vote?

An abstention is not a vote in law and will not be counted in the calculation of the proportion of the votes for or against a particular resolution.

How many votes do I have?

On each matter to be voted upon, each ordinary shareholder of record present in person or electronically at the AGM or having submitted a proxy as set out in this proxy statement, or being a corporation present at the AGM by a duly authorized representative, has one vote for each ordinary share held as of 6:00 p.m. London time (1:00 p.m. Eastern Daylight Time) on July 22, 2024.

On each matter to be voted upon, each holder of ADSs has one vote for each ADS held as of May 31, 2024. Each ADS represents twenty ordinary shares.

Holders of our non-voting ordinary shares and deferred shares do not have the right to vote at the AGM in respect of such non-voting ordinary shares and deferred shares.

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What about joint holders?

In the case of joint holders of record of an ordinary share, the vote of the senior who tenders the vote (whether in person or by proxy) will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in the register of members of the company in respect of the joint holding (with the first named being the most senior).

What if I plan to attend the AGM in person?

Attendance at the AGM in-person will be limited to ordinary shareholders of record as of 6:00 p.m. London time (1:00 p.m. Eastern Daylight Time) on July 22, 2024. In order to obtain admittance to the AGM, each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. If your ordinary shares are held through brokerage accounts or by a bank or other nominee, you may be able to attend at the discretion of the Chairman assuming you provide appropriate documentation of share ownership. Any corporation which is an ordinary shareholder of record may by resolution of its directors authorize one or more persons to act as its representative(s) at the AGM and the person(s) so authorized shall (on production of a certified copy of such resolution at the AGM) be entitled to exercise these same powers on behalf of the corporation as the corporation could exercise if it were one of our individual shareholders.

Holders of ADSs are not entitled to attend and vote at the AGM in person in any event.

Holders of our non-voting ordinary shares and deferred shares do not have the right to attend the AGM in person.

How do you solicit proxies?

We may solicit proxies and will bear the entire cost of this solicitation. The initial solicitation of proxies, if any, may be supplemented by additional mail communications and by telephone, fax, e-mail, internet and personal solicitation by our directors, officers or other employees. No additional compensation for soliciting proxies will be paid to our directors, officers or other employees for their proxy solicitation efforts. We also reimburse The Bank of New York Mellon for its expenses in sending materials, including ADS proxy cards, to ADS holders of record.

What do I do if I receive more than one set of Proxy Materials?

If you hold ordinary shares in more than one account, you will receive Proxy Materials for each account. To ensure that all of your shares are voted, please sign, date and return all forms of proxy received or submit a proxy via the internet, the CREST electronic proxy appointment service or the Proxymity platform. Please be sure to vote all of your shares.

If you hold ADSs in your own name registered on the books of The Bank of New York Mellon, as depositary, you are considered the registered holder of the ADSs and will receive the Proxy Materials from The Bank of New York Mellon. If you hold ADSs through a broker, bank or other nominee, you are considered the beneficial owner of the ADSs and you will receive the Proxy Materials from your broker, bank or other nominee.

Will there be any other business conducted at the AGM?

Subject to any shareholder proposals submitted in accordance with section 338 of the Companies Act (as summarized below), no matters other than resolutions 1 through 6 may be presented at the AGM. We have not been notified of, and our board of directors is not aware of, any other matters to be presented for action at the AGM.

Under section 338 of the Companies Act, shareholders meeting the threshold requirement in that section may require us to give to our shareholders entitled to receive this notice of the AGM notice of a resolution which may properly be moved and is intended to be moved at the AGM unless (i) it would, if passed, be ineffective whether by reason of inconsistency with any enactment or our constitution or otherwise, (ii) it is defamatory of any person or (iii) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given, must be authorized by the person or persons making it and must be received by us not later than Wednesday, June 12, 2024,

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What is Computershare’s role?

Computershare is our registrar. All communications concerning ordinary shareholder of record accounts, including address changes, name changes, ordinary share transfer requirements and similar issues can be handled by contacting Computershare at tel: +44 (0) 370 703 0387 or by writing to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom.

Communications concerning ADS holder of record accounts can be handled by contacting The Bank of New York Mellon using the details provided on the ADS voting card.

How can I find out the results of the voting at the AGM?

Voting results will be announced by the filing of a Current Report on Form 6-K within four business days after the AGM. If final voting results are unavailable at that time, we will file an amended Current Report on Form 6-K within four business days of the date the final results of the AGM are available.

Who do I contact regarding my ADS holdings?

If you are an ADS holder of record and have queries about how to deliver voting instructions, please contact The Bank of New York Mellon using the details provided with the proxy card. If you hold your ADSs through a custodian, broker or other agent, you should refer to the contact information provided by your agent.

What do I do if I have additional questions?

If you have any further questions about voting or attending the AGM, please contact our registrar, Computershare, at +44 (0) 370 703 0387 or corporate-representatives@computershare.co.uk.

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RESOLUTION 1

TO RECEIVE THE COMPANY’S ANNUAL REPORT AND AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 (THE “2023 U.K. ANNUAL REPORT”).

At the AGM, in accordance with the Companies Act, our board of directors is required to present our 2023 U.K. Annual Report, which includes the audited portion of the directors’ annual report on remuneration, to the shareholders at the AGM. We will provide our shareholders with an opportunity to raise questions in relation to the 2023 U.K. Annual Report at the AGM. In accordance with best practice, we are proposing an ordinary resolution to receive and adopt the 2023 U.K. Annual Report.

The 2023 U.K. Annual Report may be found on our website at https://ir.TcBiopharm.com/financials-filings/annual-reports.

Vote Required

The affirmative vote of holders representing a simple of a majority of the total voting rights of shareholders present in person or by proxy who (being entitled to vote) vote on the matter will be required to receive and adopt the 2023 U.K. Annual Report.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE RESOLUTION TO RECEIVE AND ADOPT OUR 2023 U.K. ANNUAL REPORT.

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RESOLUTION 2

TO RECEIVE AND APPROVE THE DIRECTORS’ REMUNERATION REPORT FOR THE YEAR ENDED DECEMBER 31, 2023, WHICH IS SET FORTH IN THE 2023 U.K. ANNUAL REPORT

The Companies Act requires that our directors’ remuneration report, as set forth on pages 20 to 30 of the 2023 U.K. Annual Report, be subject to an annual advisory vote. Accordingly, we are asking shareholders to approve, on an advisory basis, the directors’ remuneration report.

Our board of directors considers that appropriate remuneration of directors plays a vital part in helping to achieve our overall objectives. We encourage shareholders to read the directors’ remuneration report. The board of directors and the remuneration committee believe that the policies and procedures as articulated in the directors’ remuneration report are effective and that as a result of these policies and procedures we have and will continue to have high-quality directors. Our U.K. statutory auditors for the year ended December 31, 2023, Ecovis Wingrave Yeats LLP, have audited those parts of the directors’ remuneration report that are required to be audited. Our board of directors has approved and signed the report in accordance with Scottish law.

This vote is advisory and non-binding and the directors’ entitlement to receive remuneration is not conditional on it. Payments made or promised to directors will not have to be repaid, reduced or withheld in the event that the resolution is not passed. Although non-binding, our board of directors and remuneration committee will review and consider the voting results when making future decisions regarding our director remuneration program. Following the AGM, and as required under Scottish law, the directors’ annual report on remuneration will be delivered to the U.K. Registrar of Companies.

Vote Required

The affirmative vote of holders representing a simple majority of the total voting rights of shareholders present in person or by proxy who (being entitled to vote) vote on the matter will be required to pass this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE APPROVAL OF THE DIRECTORS’ REMUNERATION REPORT

FOR THE PERIOD ENDED 31 DECEMBER 2023

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RESOLUTION 3

TO RATIFY THE APPOINTMENT OF MARCUM LLP, AS OUR U.S. INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2024.

The Audit Committee of the Board has selected Marcum LLP (“Marcum”), as our independent registered public accounting firm for the fiscal year ending December 31, 2024 and has further directed that management submit the selection of its independent registered public accounting firm for ratification by the shareholders at the AGM. A representative of Marcum will not be present at the Meeting.

Neither our articles of association nor other governing documents nor applicable law require shareholder ratification of the selection of Marcum as our independent registered public accounting firm. However, the Audit Committee of the Board is submitting the selection of Marcum to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain Marcum. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and our shareholders.

Principal Accounting Fees and Services

The following table represents aggregate fees billed to the Company for the fiscal years ended December 31, 2023 and 2022 by Marcum LLP, New York, New York (PCAOB ID: 688), one of the Company’s principal accountants.

	Fiscal Year Ended December,
	2023	2022

Audit Fees	£459,511	£267,372
Audit-Related Fees
Tax Fees
	459,511	267,372
All Other Fees

Total Fees	£459,511	£267,372

Audit fees consist of fees billed for professional services provided in connection with the audit of our annual financial statements, the review of our quarterly financial statements, and audit services that are normally provided by the independent registered public accounting firm in connection with regulatory filings.

All fees described above were pre-approved by the Audit Committee.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by the Company’s independent registered public accounting firm, Marcum LLP. The policy generally pre-approves specified services in the defined categories of audit services, audit-related services and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee’s approval of the scope of the engagement of the independent auditor or on an individual, explicit, case-by-case basis before the independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee’s members, but the decision must be reported to the full Audit Committee at its next scheduled meeting.

The Audit Committee has determined that the rendering of services other than audit services by Marcum LLP is compatible with maintaining the principal accountant’s independence.

Vote Required

The affirmative vote of holders representing a simple majority of the total voting rights of shareholders present in person or by proxy who (being entitled to vote) vote on the matter will be required to ratify the appointment of Marcum LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024.

The Board of Directors recommends a vote

FOR the ratification of the appointment of Marcum LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024.

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RESOLUTION 4

TO RE-APPOINT ECOVIS WINGRAVE YEATS (“ECOVIS”) AS OUR U.K. STATUTORY AUDITOR OF THE COMPANY, TO HOLD OFFICE FROM THE CONCLUSION OF THIS MEETING UNTIL THE CONCLUSION OF THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY AT WHICH THE COMPANY’S FINANCIAL STATEMENTS ARE LAID BEFORE THE COMPANY.

The statutory auditor of a Scottish-incorporated company is responsible for conducting the statutory audit of such company’s U.K. statutory accounts in accordance with the U.K. Companies Act.

Under the U.K. Companies Act, our U.K. statutory auditor must be appointed at each meeting at which the U.K. Annual Report and Accounts are presented to shareholders. Our current U.K. statutory auditor is Ecovis Wingrave Yeats LLP and our audit committee has approved their re-appointment to serve as our U.K. statutory auditor for 2024. We are asking shareholders to approve the re-appointment of Ecovis Wingrave Yeats LLP to hold office from the conclusion of the Annual Meeting until the conclusion of the next general meeting of shareholders at which the U.K. Annual Report and Accounts are presented to shareholders.

If the re-appointment Ecovis Wingrave Yeats LLP as our U.K. statutory auditor is not approved at the Annual Meeting, the board of directors may appoint an auditor to fill the vacancy. A representative of Ecovis Wingrave Yeats LLP will not be present at the AGM.

Principal Accounting Fees and Services

The following table represents aggregate fees billed to the Company for the fiscal years ended December 31, 2023 and 2022 by Ecovis Wingrave Yeats LLP, one of the Company’s principal accountants.

	Fiscal Year Ended December,
	2023	2022

Audit Fees	£46,000	£40,000
Audit-Related Fees
Tax Fees
	46,000	40,000
All Other Fees

Total Fees	£46,000	£40,000

Audit fees consist of fees billed for professional services provided in connection with the audit of our annual financial statements and audit services that are normally provided by the independent registered public accounting firm in connection with regulatory filings.

All fees described above were pre-approved by the Audit Committee.

Vote Required

The affirmative vote of holders representing a simple of a majority of the total voting rights of shareholders present in person or by proxy who (being entitled to vote) vote on the matter will be required to re-appoint Ecovis Wingrave Yeats LLP as out U.K. statutory auditor.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE RE-APPOINTMENT OF ECOVIS WINGRAVE YEATS LLP AS OUT U.K. STATUTORY AUDITOR TO HOLD OFFICE UNTIL THE CONCLUSION OF THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS AT WHICH THE U.K. ANNUAL REPORT AND ACCOUNTS ARE PRESENTED TO SHAREHOLDERS.

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RESOLUTION 5

AUTHORIZATION FOR THE AUDIT COMMITTEE TO DETERMINE THE U.K. STATUTORY

AUDITORS’ REMUNERATION FOR THE YEAR ENDING DECEMBER 31, 2024

Under the U.K. Companies Act, the remuneration of our U.K. statutory auditor must be fixed in a general meeting or in such manner as may be determined in a general meeting.

We are asking our shareholders to authorize our board of directors to determine the remuneration of Ecovis in its capacity as our U.K. statutory auditor under the U.K. Companies Act in accordance with applicable law.

Vote Required

The affirmative vote of holders representing a simple of a majority of the total voting rights of shareholders present in person or by proxy who (being entitled to vote) vote on the matter will be required to authorise our Audit Committee to determine the remuneration of our U.K. statutory auditor.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

AUTHORIZATION OF OUR AUDIT COMMITTEE TO DETERMINE OUR U.K. STATUTORY AUDITORS’

REMUNERATION FOR THE YEAR ENDING DECEMBER 31, 2024

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RESOLUTION 6

AUTHORIZATION TO ADJOURN THE GENERAL MEETING IF NECESSARY OR APPROPRIATE

At the AGM, Ordinary Resolution 7 authorizes the chair of the meeting to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, at the time of the Meeting, there are insufficient persons present in person or by proxy at the General Meeting.

Alternatively, even if there are sufficient shares authorized to vote present or represented by proxy voting in favor of all the proposals, our Board of Directors may hold a vote on the adjournment proposal if, in its sole discretion, it determines that it is necessary or appropriate for any reason to adjourn the Meeting to a later date and time. In that event, the Company will ask its stockholders to vote only upon the adjournment proposal and not any other proposal.

Any adjournment may be made without notice (if the adjournment is not for more than thirty days and a new record date is not fixed for the adjourned meeting), other than by an announcement made at the Meeting of the time, date and place of the adjourned meeting.

Any adjournment of the Meeting will allow our stockholders who have already sent in their proxies to revoke them at any time prior to their use at the Meeting as adjourned.

If we adjourn the Meeting to a later date, we will transact the same business and, unless we must fix a new record date, only the stockholders who were eligible to vote at the original meeting will be permitted to vote at the adjourned meeting.

Vote Required

The affirmative vote of a majority of the votes cast for this proposal in a duly convened and quorate meeting of shareholders is required to approve the adjournment proposal.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the Adjournment Proposal.

PLEASE NOTE: If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares for the proposals, unless you direct the holder how to vote, by marking your proxy card, or by following the instructions on the enclosed proxy card to vote on the Interne

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DELIVERY OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy materials with respect to two or more shareholders sharing the same address by delivering a single set of proxy materials addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for shareholders and cost savings for companies.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements. This means that only one copy of our documents, including our proxy statement, may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of any document to you upon written or oral request to Company at Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR, marked for the attention of the Company Secretary. If you want to receive separate copies of the proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

EACH ADS HOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ADS VOTING INSTRUCTION CARD TO THE BANK OF NEW YORK MELLON CORPORATION, THE DEPOSITARY FOR THE ADSs.

EACH SHAREHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED FORM OF PROXY.

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ADDITIONAL INFORMATION

U.K. Statutory Annual Accounts and Reports of the Board of Directors and Auditors of TC BioPharm (Holdings) plc for the year ended December 31, 2023

Consistent with its obligations under the Companies Act, our Board of Directors will present at the AGM our U.K. statutory annual accounts and reports for the year ended December 31, 2023, which will be approved by and, where appropriate, signed on behalf of our Board of Directors and will be delivered to the Registrar of Companies in the United Kingdom after the AGM. A copy of our U.K. statutory directors’ remuneration report, including the annual report on remuneration, is included within the U.K. statutory annual accounts. A complete copy of our U.K. statutory annual accounts and reports, including the statutory Board of Directors report, and auditor’s report on our U.K. accounts will be made available on our website to you no less than 21 days prior to the AGM. You will be provided an opportunity to raise questions in relation to such accounts and reports at the AGM. Full accounts and reports will be available for inspection prior to and during the AGM.

Shareholders’ Rights to Call a General Meeting

Our shareholders have the right to call a meeting of our shareholders. The U.K. Companies Act 2006 generally requires the directors to call a general meeting once we have received requests to do so from shareholders representing at least 5% of our paid-up shares entitled to vote at a general meeting. The U.K. Companies Act 2006 prohibits shareholders of a U.K. public limited company from passing written resolutions. However, significant shareholders would, in any case, still have the power to call a general meeting and propose resolutions. These provisions are mandatory under the U.K. Companies Act 2006 and cannot be waived by our shareholders.

Shareholder Proposals for 2024 Annual General Meeting

Pursuant to Rule 14a-8 under the Exchange Act, in order to be considered for inclusion in our proxy statement for our 2024 annual general meeting of shareholders, shareholder proposals must be received by the Company marked for the attention of the Company Secretary (Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR) no later than (date), which is 120 calendar days before the anniversary of the date on which our proxy statement was released to shareholders in connection with the previous year’s annual general meeting. However, if the date of such annual general meeting is more than 30 calendar days from the date of the anniversary of the AGM, then the notice must be received by our Company Secretary a reasonable time before we begin to print and send our proxy materials for the 2024 annual general meeting of shareholders.

If a shareholder wishes to present a proposal at an annual general meeting but does not wish to have the proposal considered for inclusion in our proxy statement and proxy card, such shareholder proposal must be received by the Company at the Office of the Company Secretary (Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR) no later than 45 days before the anniversary of the date on which the Company first mailed its proxy materials for the prior year’s annual general meeting. However, if the date of the annual general meeting is changed by more than 30 calendar days from the date of the anniversary of the prior year’s annual general meeting, the notice must be received by our Company Secretary within a reasonable time before we begin to print and send our proxy materials with respect to such annual general meeting. If a shareholder does not timely provide notice as described above, proxies solicited on behalf of our management for such annual general meeting will confer discretionary authority to vote with respect to any such matter, as permitted by the proxy rules of the SEC. Under section 338 of the U.K. Companies Act 2006, shareholders representing at least 5% of holders entitled to vote on a resolution at an annual general meeting may require the Company to include such resolution in its notice of an annual general meeting. Provided the applicable thresholds are met, notice of the resolution must be received by the Company marked for the attention of the Company Secretary, (Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR) at least six weeks prior to the date of the annual general meeting, or, if later, at the time notice of the annual general meeting is delivered to shareholders.

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Shareholder Rights

Under section 527 of the Companies Act, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to:

●	the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or

●	any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the Companies Act.

The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act. Where the Company is required to place a statement on a website under section 527 of the Companies Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act to publish on a website.

Questions?

If you have any questions or need more information about the AGM please write to us at:

Company Secretary

TC BioPharm (Holdings) plc

Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR

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TC BIOPHARM (HOLDINGS) PLC

Company number: SC713098

(the “Company”)

FORM OF PROXY FOR ORDINARY SHAREHOLDERS

for use at the annual general meeting of the Company

to be held at Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR, United Kingdom

on July 1, 2024 at 15:00 (UK time)

(the “AGM”)

PLEASE READ THE NOTES BELOW BEFORE COMPLETING THIS PROXY FORM IN BLACK INK AND BLOCK CAPITALS

We, being a member of the Company, appoint the Chair of the AGM as our proxy to exercise all or any of our rights to attend, speak and vote on our behalf at the AGM of the Company to be held at the Company’s registered office on July 24, 2024, at 15:00 (UK time) and at any adjournment of the AGM.

This proxy form relates to the resolutions to be proposed at the AGM as set out in the notice of AGM Notice dated July 1, 2024 (the “Resolutions”) and reproduced below, and any other business transacted at the AGM and at any adjournment of the AGM.

We direct our proxy to vote on the Resolutions as instructed on this proxy form.

Please give your instructions in respect of the Resolutions by putting the relevant numbers of votes in the appropriate box.

Ordinary Resolutions		Votes For	Votes Against	Votes Abstained	Total Vote Instructions	No Voting Instruction

1.	To receive the Company’s annual report and audited financial statements for the year ended December 31, 2023 (the “2023 U.K. Annual Report”).

2.	To receive and approve the Directors’ Remuneration Report for the year ended December 31, 2023, which is set forth in the 2023 U.K. Annual Report.

3.	To ratify the appointment of Marcum LLP, as our U.S. independent registered public accounting firm for the year ending December 31, 2024.

4.	To re-appoint Ecovis Wingrave Yeats (“Ecovis”) as our U.K. statutory auditor of the Company, to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the Company.

5.	To authorise the Audit Committee to determine the remuneration of the U.K. statutory auditor for the year ending December 31, 2024.

6.	To adjourn the AGM to a later date or dates (and on more than one occasion), if necessary, to permit further solicitation of proxies if, at the time of the Meeting, there are insufficient persons present in person and/or by proxy at the Meeting to pass any of the Ordinary Resolutions set forth herein.

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Please complete your details below and sign and date where indicated before returning this form.

Name of member	Address	Signature (and capacity if applicable) (see Notes (3) & (4))	Date

By		By:
Name:
Title:

NOTES:

(1)	A member may appoint another person as proxy to exercise all or any of his/her rights to attend, speak and vote at the AGM. A proxy need not be a member of the Company but must attend the meeting to represent you. You may appoint more than one proxy in relation to the AGM, provided that each proxy is appointed to exercise the rights attached to a different share or shares. Your appointment of a proxy will not preclude you from attending and voting in person at the AGM. If you have appointed a proxy and attend the meeting in person and vote, your proxy appointment will automatically be terminated.

(2)	If you wish to appoint the Chair of the AGM as your proxy, please leave these boxes blank. The Chair will be deemed to be your proxy if you sign and return this proxy form without having filled in these boxes. If you wish to appoint a person other than the Chair as your proxy, please (a) delete the words “the Chair of the AGM”; (b) give the full name and address of your chosen proxy; and (c) liaise with your proxy as necessary to ensure that he/she complies with your instructions. You are strongly encouraged to appoint the Chair of the AGM as your proxy.

(3)	If a member is a corporation, this proxy form must be executed under its common seal or signed on its behalf by a duly authorised officer or attorney, who must state the capacity in which he/she signs (e.g. director). If a member is an individual, this proxy form must be signed by him/her or by his/her attorney (stating in the latter case that it is signed in the capacity of attorney).

(4)	In the case of joint holders of shares, only the vote of the senior holder who votes (and any proxies duly appointed by him/her) may be counted by the Company. The senior holder of a share is determined by the order in which the names of the joint holders appear in the Company’s register of members. If joint shareholders purport to appoint different proxies, only the appointment made by the most senior shareholder will count.

(5)	To be effective, this proxy form must be completed, signed and sent (together with any power of attorney or other authority under which an appointment is made or a duly certified copy) to our Company Secretary so as to be received not later than 15:00 (UK time) on July 22, 2024 or, if the meeting is adjourned, not less than 48 hours before the time appointed for holding any adjourned meeting.

(6)	Proxy forms, any power of attorney or other authority under which an appointment is made or a duly certified copy and any notice of termination of the authority of a proxy may be sent by electronic means to the electronic address specified in Note (5) and will not be validly received by the Company if they are sent to any other electronic address. Only proxy forms and other documents and information of the specified type will be validly received at that address.

(7)	No electronic address set out in the notice of AGM, this proxy form or any other document relating to the AGM may be used to send information or documents to the Company, including documents or information relating to proceedings at the AGM, except as provided in Note (5). Any electronic communication received by the Company that is found to contain any virus will not be accepted.

(8)	If more than one proxy appointment is returned in respect of the same holding of shares, the proxy appointment received last by electronic means to the electronic addresses specified in Note (5) before the latest time for the receipt of proxies will take precedence.

(9)	If you wish to revoke an appointment you make under this proxy form, you may do so by delivering a notice in writing, to arrive before the start of the AGM (or any adjourned AGM) to which it relates by electronic means to the electronic addresses specified in Note (5).

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FORM OF PROXY FOR ADS SHAREHOLDERS

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